Exhibit 99.2

Notice to Owners of Ordinary Shares

Brainsway Ltd.

Proxy Card

Owners of record on October 26, 2026 (the “Record Date”) of Ordinary Shares of Brainsway Ltd. (the “Company”) are hereby notified of an upcoming annual general meeting of the Company to be held on Wednesday, November 25, 2026, in Israel (the “Annual Meeting”).

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote through the proxy card by completing, dating, signing and sending the proxy to the Company’s offices so that it is received by the Company no later than Wednesday, November 25, 2026, at 11:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold shares through members of the Tel-Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel-Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver to the Company, no later than Wednesday, November 25, 2026, at 11:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at Annual Meeting) of 2000, as amended. Alternatively, shareholders who hold shares through members of the Tel-Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Annual Meeting (i.e., 9:00 a.m. Israel time on November 25, 2026). You should receive instructions about electronic voting from the Tel-Aviv Stock Exchange member through which you hold your shares.

If you have any questions, need assistance in voting, or need additional material, please contact our general counsel and company secretary by e- mail: mklein@brainsway.com.

Brainsway Ltd.

Dated: October 21, 2026

ANNUAL GENERAL MEETING OF

BRAINSWAY LTD.

TO:	Brainsway Ltd.
Email: mklein@brainsway.com
Telephone Number: +972-2-582-4030
Annual General Meeting to be held on November 25, 2026

FROM:

Company/Individual Name

SIGNATURE:
Authorized Signatory Name, Signature

CONTACT INFO:
Telephone Number/ E-mail Address

TOTAL NUMBER ORDINARY SHARES
HELD AS OF OCTOBER 26, 2026, (all of them being voted):

DATE:

1

Brainsway Ltd.

Annual General Meeting

November 25, 2026

WHEN PROPERLY MARKED AND EXECUTED, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS SET FORTH HEREIN. By signing and submitting the Proxy Card, the undersigned hereby confirms and declares that it, he or she is not a “controlling shareholder” and does not have a “personal interest” in the approval of Proposal 3, except if the undersigned notifies the Company of such position or personal interest in writing in advance of the vote. For further information on the definitions of “controlling shareholder” and “personal interest,” including the contact details for the delivery of a notice to the Company if you believe you are a “controlling shareholder” or have a “personal interest” in connection with Proposal 3, see under Proposal 3 of the Proxy Statement. FOR THE FULL TEXT OF EACH RESOLUTION AND ADDITIONAL DETAILS SEE THE RELEVANT ITEM IN THE PROXY STATEMENT.

The above-noted holder of Ordinary Shares of Brainsway Ltd. (the “Company”) hereby requests and instructs Mr. Ami Boehm, with full power of substitution, to endeavor insofar as practicable, to vote or cause to be voted the number of Ordinary Shares held as of close of business on October 26, 2026 at the Annual General Meeting of the Company to be held in Israel on November 25, 2026 at 3:00 p.m. Israel time in respect of the following resolutions:

THIS FORM MUST BE RECEIVED (AFTER COMPLETION) BY 11:00A.M. ISRAEL TIME ON NOVEMBER 25, 2026 (OR IF VOTED ELECTRONICALLY BY 9:00A.M. ISRAEL TIME ON NOVEMBER 25, 2026) IN ORDER TO BE VALID

ANNUAL GENERAL MEETING OF

BRAINSWAY LTD.

1. RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby is, appointed as the independent auditors of the Company for the year 2026 and for an additional period until the next annual general meeting and to authorize the Board of Directors to determine their compensation for the year.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2a. RESOLVED, that Mr. Ami Boehm be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2b. RESOLVED, that Dr. David Zacut be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2c. RESOLVED, that Ms. Eti Mitrany be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2d. RESOLVED, that Ms. Karen Sarid be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2e. RESOLVED, that Prof. Abraham Zangen be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2f. RESOLVED, that Mr. Avner Lushi be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2g. RESOLVED, that Mr. Jonathan Shulkin be, and hereby is, elected to hold office as a director of the Company until the next annual general meeting of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. RESOLVED, to approve the grant of equity compensation to Mr. Hadar Levy, the Company’s Chief Executive Officer, on the terms described in the Proxy Statement, and to determine that it is for the benefit of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4. RESOLVED, to approve the grant of equity compensation to the directors of the Company on the terms described in the Proxy Statement, and to determine that it is for the benefit of the Company.

☐ FOR	☐ AGAINST	☐ ABSTAIN

End of resolutions